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File No. 037869-0009
April 6, 2007
VIA EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Santarus, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 6, 2007
File Number: 000-50651
Dear Mr. Rosenberg:
     We are responding on behalf of our client, Santarus, Inc. to acknowledge receipt of the Staff’s letter dated March 23, 2007 containing the Staff’s comment on the above-referenced filing. Santarus has met with its legal and accounting advisors and is in the process of addressing the Staff’s comment.
     The Staff’s comment letter requested that Santarus respond within ten business days or advise you when Santarus would provide a response. Accordingly, as we have previously indicated to Tabatha Akins of the Staff, please be advised that Santarus anticipates sending a response to the Staff’s comment letter no later than the week of April 16, 2007.
Sincerely,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP

cc:	Debra P. Crawford, Santarus, Inc.
Carey J. Fox, Santarus, Inc.
John J. Huber, Latham & Watkins LLP